

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

Via E-mail
Pablo Di Si
Chief Financial Officer
FI CBM Holdings N.V.
Cranes Farm Road
Basildon, Essex SS14 3AD
United Kingdom

> **Re: FI CBM Holdings N.V.**
> **Registration Statement on Form F-4**
> **Filed May 14, 2013**
> **File No. 333-188600**
>
> **CNH Global N.V.**
> **Schedule 13E-3**
> **Filed May 14, 2013**
> **File No. 005-53289**

Dear Mr. Di Si:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please revise to provide the information required by Instruction C to Schedule 13E-3 with respect to each person controlling Exor and/or each executive officer and director of any corporation or other person ultimately in control of Exor.

2.   We note your supplemental letter dated May 20, 2013 regarding the consideration given to whether Fiat S.p.A. should be a "filing person" on the Schedule 13E-3 and your statement that Fiat S.p.A. "may be deemed to be an affiliate" of CNH given the common control by Exor. Please provide an expanded analysis as to why Fiat S.p.A. is not

"engaged in" the transaction in light of the positions held by Mr. Marchionne as Chairman of Fiat Industrial and Chief Executive Officer of Fiat S.p.A., the agreements noted in your letter and described on pages 240 – 241, and the greater than 2.7% stock ownership that Fiat S.p.A. holds in CNH Global.

Registration Statement on Form F-4

Will I have the right, page v

3.   We note your response to prior comment 4 regarding the advice of your Dutch counsel with respect to the inter-relation of Article 12 and Section 8. Please provide us with your analysis as to how you determined that you are not required to attribute this statement to your counsel in your registration statement, filing the necessary consent, or revise. For guidance, please refer to the last paragraph of CD&I 233.02 of Securities Act Rules. Also, please expand your response to clarify whether the provision for amending the terms and conditions of the special voting shares requires shareholder approval before any amendment, or whether it requires shareholder ratification of such amendment after the terms have been amended.

Recommendation of the CNH Special Committee, page 39

4.   We note your revised disclosure on page 40 in response to prior comment 16 indicating that the Special Committee and the Board of Directors considered the current and historical market prices as factors in determining the fairness of the transaction. Please expand to quantify the specific prices used and discuss how they related to the consideration being offered.

Preliminary Financial Analyses, page 58

5.   We note your revisions in response to prior comment 7 with respect to the October 9, 2012 presentation discussed on pages 59 – 60. In particular, we note that the low end of the per share range for most of the analyses presented on that date is significantly higher than the implied per share value of the consideration to be received in the merger, and the low end of the exchange ratios similarly exceeds the exchange ratio provided in the merger agreement. Please expand your discussion to disclose the reason for the difference between the results of the analyses and the consideration to be received in the merger. Please also advise, with a view towards revised disclosure, whether the Special Committee and the Board of Directors gave these figures any consideration.

6.   The November 20, 2012 presentation of J.P. Morgan and Lazard indicates on slide 3 that several matters of substance were discussed between October 25th through November 19th, but these matters do not appear to be reflected in the background section. Please revise or advise.

The CNH Exchange Ratio Report, page 143

7.   Please explain why Mazars Paardekooper Hoffman N.V. is not identified in exhibit 99.3 given the discussion here and the information in the exhibit index on page II-2.

Information relating to directors and executive officers of CNH, page 237

8.   You are providing the information required by Item 1003(c) of Regulation M-A with respect to the executive officers and directors of CNH by incorporating by reference to your Form 20-F. Please cite the authority for providing this information in your going-private disclosure document in this manner, or revise your disclosure document to include the information.

9.   Please disclose in your proxy statement the information regarding Exor specified in Item 1003(b) of Regulation M-A, or direct us to where this information appears.

Exhibits, page II-2

10.   We note the reference in your legal opinion to a deed of incorporation. Please file the deed as an exhibit or tell us why it is not required to be filed.

Exhibit 5.1

11.   We note that many of the documents identified in section 2 of the opinion are dated. Please tell us how counsel determined that the documents that it reviewed were the most recent versions of the documents as of the date the opinion was filed.

12.   Please tell us why the limitation of the opinion to the execution of the documents referenced in paragraphs 2(i) and 2(j) is necessary and appropriate, or file a revised opinion that does not contain this limitation.

13.   Please tell us how paragraph 3(k) and paragraph 4 of the opinion are consistent with the guidance regarding limitations on reliance in section II.B.3.d of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011), or file a revised opinion.

14.   Given the confirmation referenced in paragraph 2(c) of the opinion, please tell us why the assumption in paragraph (e) of Schedule 1 is necessary and appropriate, or file a revised opinion that omits the assumption in paragraph (e) of Schedule 1.

15.   Please tell us why the assumptions in paragraphs (d) and (f) of Schedule 1 are appropriate, given that they appear to reflect necessary requirements of the conclusions in paragraph 4 of the opinion. Alternatively, file a revised opinion without these assumptions.

16.   Please tell us how the qualification relating to insolvency proceedings in paragraph (a) of Schedule 2 is consistent with section II.B.3.a of Staff Legal Bulletin No. 19, or file a revised opinion.

17.   Please explain how the provisions of Section 2:81 of the Dutch Civil Code address whether shareholders can be required to pay an amount in addition to the amount required for such share to be fully paid. Please also confirm whether Section 2:81 addresses whether shareholders may become liable for assessments or calls on the security by persons other than the issuer. If not, please file a revised opinion that also addresses whether a shareholder may become liable for assessments or calls on the security by the registrant *or its creditors*.

Exhibit 8.1

18.   Please file an opinion that states clearly that the disclosure in the applicable section of the prospectus constitutes the opinion of counsel, rather than simply stating that the statements contained in the disclosure are "true and accurate and provide a fair and complete summary" of the tax consequences. Please also apply this comment to Exhibits 8.2 and 8.3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc: Scott Miller
        Sullivan & Cromwell LLP